Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: KNBT Bancorp, Inc.
Commission File No.: 333-146617

NEWS RELEASE

NATIONAL PENN CONTACT:	KNBT CONTACT:
Catharine Bower	Dennis Ryan
610.369.6618	610.882.5244
csbower@natpennbank.com	dennis.p.ryan@knbt.com

National Penn/KNBT Announce Post-Merger
Leadership Team

Changes effective in 1st Qtr 2008

BOYERTOWN and BETHLEHEM, PA, December 19, 2007 – National Penn Bancshares, Inc. (Nasdaq:NPBC) and KNBT Bancorp, Inc. (Nasdaq:KNBT) today announced the senior team that will lead the combined organization after the close of the merger, anticipated in early February 2008.

Reporting to Glenn E. Moyer, president and CEO of National Penn Bancshares, Inc., under the new organizational structure will be:

•	Scott V. Fainor, senior executive vice president and chief operating officer of National Penn Bancshares, Inc. and president and CEO of National Penn Bank
•	Garry D. Koch, group executive vice president and director of Risk Management
•	Michael R. Reinhard, group executive vice president and chief financial officer
•	Donald P. Worthington, group executive vice president, Wealth Management group

Scott Fainor - Fainor, currently president and CEO of KNBT Bancorp, Inc. and Keystone Nazareth Bank & Trust Company, will have overall responsibility for National Penn’s Corporate, Small Business and Consumer Banking; Insurance; Human Resources; Marketing; and Operations and Technology areas.  A resident of Salisbury Township, Lehigh County, he has 28 years of experience in the financial services industry.  Before joining KNBT in 2003, Fainor was president and CEO of First Colonial Group, Inc./Nazareth National Bank & Trust Co.  Before KNBT he held executive management positions at Wachovia/First Union.  He is a graduate of DeSales University, Allentown, where he currently serves on the Board of Trustees. In addition, he is a director of the Lehigh Valley Industrial Parks, Inc. and the Lehigh Valley Economic Development Corporation.

Garry Koch– Koch retains his current position as head of Risk Management for National Penn. In that role, he has overall responsibility for Audit, Commercial Credit, Fraud and Loss Prevention, Security, Loan Review and Sarbanes-Oxley and Regulatory Compliance. A resident of Rockland Township, Berks County, he has 30 years of experience in the financial services industry. Before joining National Penn in 1983, he was a commercial loan officer at Hamilton Bank.  He holds a bachelors degree from Pennsylvania State University and an MBA from Mount St. Mary’s College in Emmitsburg, Md.  He is a board member of Friend, Inc., of Kutztown, Pa. and Care Net of the Lehigh Valley.

Michael Reinhard - As CFO, a position he assumed at National Penn on September 7, 2007, Reinhard has overall responsibility for all financial functions as well as for Corporate Planning for the combined organization. A resident of South Coventry Township, Chester County, he has 28 years of experience at National Penn, where he previously served as head of Finance.  He received a bachelor of science degree from West Chester University and an MBA from St. Joseph’s University.  He is vice chairman of Finance for the Frontier District, Boy Scouts of America.

Donald Worthington– Worthington will have overall responsibility for Wealth, Asset, Trust, and Investment Management areas for the combined company. He also will have executive oversight for Christiana Bank & Trust Company, which is expected to become part of the National Penn organization in January 2008.  In total, those areas encompass more than $8 billion in assets under management or administration.

A resident of the Doylestown area, Worthington began his banking career in 1962 at Bucks County Bank & Trust Company. After taking an extensive leave of absence to do economic development work in Haiti, he returned and in 1995 became one of the founders of FirstService Bank, Doylestown, which was later acquired by National Penn. Active in the community, he is chairman of the board of Christ Home, Warminster, Pa., a Trustee of CrossWorld, Bala Cynwyd, Pa., and a board member of a number of not-for-profit organizations in Bucks County.

“These highly talented and experienced individuals, many of whom have a shared work history, comprise the best of our organizations and demonstrate the depth and quality of our management,” said National Penn Bancshares president and CEO Glenn E. Moyer.  “They are already working together, preparing to integrate our companies successfully and accelerate our goal of becoming a powerful force in financial services.”  The merger of the two companies will create the fifth largest banking company headquartered in Pennsylvania.

Reporting to Scott Fainor will be:

•	Sandra L. Bodnyk, group executive vice president of Consumer/Small Business Banking
•	Bruce G. Kilroy, group executive vice president of Enterprisewide Image/Human Resources
•	Carl F. Kovacs, group executive vice president of Operations/Technology
•	Paul W. McGloin, group executive vice president of Corporate Banking and chief lending officer
•	Michael A. Meeneghan, executive vice president, National Penn Insurance group

Sandra Bodnyk– Bodnyk currently is senior executive vice president and Chief Risk Officer of KNBT.   In her new role as group executive vice president of Consumer and Small Business Banking, she will be responsible for Retail, Mortgage and Community Commercial Loan Underwriting and Administration, as well as Community Reinvestment Act teams. A resident of North Whitehall Township, Lehigh County, she has 34 years experience in the financial services industry. She joined KNBT in 2004 as executive vice president and chief credit officer.  Prior to KNBT, she was senior vice president/Business Banking Credit and Portfolio manager for Wachovia Bank in the PennDel Region. Bodnyk holds a bachelors degree in economics from Muhlenberg College and is a graduate of the Stonier Graduate School of Banking.  She is a board member and treasurer of the United Way of the Greater Lehigh Valley, president of the Muhlenberg College Board of Associates, and board member and vice chairman of the Good Shepherd Home and Rehabilitation Hospital.

Bruce Kilroy -  Kilroy, currently a group executive vice president of National Penn, will be head of Enterprisewide Image and Human Resources for the combined organization.  In this role, he will be responsible for Human Resources, Brand Management and Marketing, Retail and Corporate Market Management, Management Development and Corporate Communications functions.

Kilroy brings 35 years of financial services industry experience to his position in the areas of  Lending, Retail Delivery, Cash Management, Branch Administration and Trust and Asset management.  Kilroy, a long-time resident of the Lehigh Valley, joined National Penn in 1997 as president of the Lehigh Valley Division. He was named group executive vice president in 2000 and became interim president and CEO of National Penn’s trust and asset management company in 2003.  Kilroy is a graduate of Muhlenberg College and the Stonier School of Banking.  Active in the community, he serves on the board of trustees of Muhlenberg College where he is vice chairman of the Audit/Legal Committee and is a member of the Finance Committee. He also serves on the Finance and Executive Compensation committees of The Good Shepherd Home.

Carl Kovacs– Kovacs is currently executive vice president and Chief Information Officer of  KNBT.  In his new role, he will be group executive vice president for all Operations and Technology functions for the combined organization.  Kovacs, of Macungie, Lehigh County, has more than 36 years experience in the financial services industry.  Before joining KNBT in 2003, he held positions at First Colonial Group, Inc./Nazareth National Bank & Trust Co. and at First Union.  Most recently, he was affiliated with Aurum Technology, Plano, Texas. Kovacs holds a bachelor of science degree from Pennsylvania State University and an MBA from St. Joseph’s University.

Paul McGloin– In his new role as group executive vice president of Corporate Banking and chief lending officer, McGloin will oversee Corporate, Private Banking, SBA, Equipment Leasing, Middle Market, International, Cash Management and niche lending groups.   A veteran of 37 years in the financial services industry, he began his career as an auditor for KPMG Peat Marwick. He entered banking in 1975 at American Bank & Trust Co. of Pa., a predecessor of Wachovia. He joined National Penn in 2001 and in 2003 was named chief lending and delivery officer, his current position.  A resident of Malvern, McGloin, a CPA, received a bachelors degree in Accounting from Drexel University.  He is chairman of the board of trustees of the Philadelphia College of Osteopathic Medicine, which awarded him an Honorary Doctor of Laws in 2006.

Michael Meeneghan– Meeneghan, currently president of National Penn Insurance Agency, Inc., which comprises a network of six locations, will be executive vice president of National Penn Insurance group. In that role he will have overall responsibility for the growth and profitability of all insurance operations within the National Penn holding company, including the KNBT insurance agencies: Caruso Benefits Group, Inc. and KNBT/Higgins Insurance.  A resident of Coopersburg, Lehigh County, Meeneghan has 29 years experience in the insurance and financial services industries.  Prior to joining National Penn in 2006, he was vice president of CBIZ in Columbia, Maryland.  He is a member of the Central Bucks Chamber of Commerce, the Independent Insurance Agents of America and the American Bankers Insurance Association.

As part of the merger plans, National Penn and KNBT have organized their combined market area into five regions in order to continue to provide outstanding customer service after the integration of KNBT into National Penn.  The following individuals will head those regions, reporting to Fainor:

•	Scott L. Gruber, president, Central Region (Berks and western Montgomery counties)
•	Blair T. Rush, president, Eastern Region (Bucks and eastern Montgomery counties) and FirstService Bank division
•
David B. Kennedy, president, Northern Region (Lehigh, Northampton and Carbon, Monroe, Schuylkill and Luzerne counties) and KNBT division. Reporting to Kennedy will be John T. Andreacio, who will continue to serve as president, KNBT Northeast Pennsylvania

•
Robert J. Marino, president, Southern Region (Philadelphia, Chester, Delaware and southern Montgomery counties), with advisory responsibilities for enhanced banking strategies in the state of Delaware after the pending acquisition of Christiana Bank & Trust Company

•	David Z. Richards, president, Western Region (Central Pennsylvania market areas) and Nittany Bank division

In addition, as part of National Penn’s continued emphasis on excellence in serving our distinctive markets, William K. Poole will continue to serve as president and CEO of the HomeTowne Heritage Bank division in Lancaster.

“This new organizational structure will allow us to focus on the unique attributes of each region,” said Fainor. “Our five presidents know their markets well and will continue to focus on building relationships with consumer and business customers and supporting their local communities.”

About National Penn Bancshares, Inc.:

National Penn Bancshares, Inc. is a $5.76 billion asset financial services company operating 81 offices in Pennsylvania through National Penn Bank and its FirstService Bank, HomeTowne Heritage Bank, Nittany Bank, and Peoples Bank of Oxford divisions. The Peoples Bank of Oxford division also operates one community office in Cecil County, Maryland.

National Penn's financial services affiliates consist of National Penn Investors Trust Company; National Penn Capital Advisors, Inc.; Vantage Investment Advisors, LLC; National Penn Insurance Agency, Inc.; and National Penn Leasing Company.

National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on the National Penn Web site at www.nationalpennbancshares.com.

About KNBT Bancorp, Inc.:

KNBT Bancorp, Inc. is a $2.87 billion asset financial services company and is the parent bank holding company for Keystone Nazareth Bank & Trust Company.  Keystone Nazareth Bank & Trust Company is a Pennsylvania-chartered savings bank headquartered in Bethlehem, Pennsylvania with 56 branch offices in Lehigh, Northampton, Carbon, Monroe, Luzerne and Schuylkill Counties, Pennsylvania. KNBT Bancorp, Inc. common stock is traded on the Nasdaq Stock Market under the symbol “KNBT.” Additional information about the company is available on the company’s Web site at www.knbt.com.

Cautionary Statement Regarding Forward-Looking Information:

This release contains forward-looking information about National Penn Bancshares, Inc. and the combined operations of National Penn Bancshares, Inc., KNBT Bancorp, Inc. and Christiana Bank & Trust Company after the completion of two pending transactions that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate”' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. Readers are cautioned not to place undue reliance on these statements.

National Penn Bancshares’ and KNBT Bancorp’s businesses and operations, as well as the combined business and operations following the completion of two pending transactions, are and will be subject to a variety of risks, uncertainties and other factors.  Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements.  Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:  ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in each of National Penn Bancshares’ and KNBT Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and their other SEC filings filed after such date.  See “Additional Information About This Transaction” below.  Neither National Penn Bancshares nor KNBT Bancorp makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About the National Penn/KNBT Transaction:

National Penn Bancshares has filed a registration statement on Form S-4 in connection with the transaction, and National Penn Bancshares and KNBT Bancorp have mailed a joint proxy statement/prospectus to their respective shareholders in connection with the transaction.  Shareholders and investors are urged to read the joint proxy statement/prospectus because it contains important information about National Penn Bancshares, KNBT Bancorp and the transaction.  You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn Bancshares at the SEC’s Web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or KNBT Bancorp, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President and CFO
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

Additional Information About the National Penn/Christiana Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the transaction, and together with Christiana, has mailed a proxy statement/prospectus to Christiana stockholders in connection with the transaction.  Stockholders are urged to read the proxy statement/prospectus because it contains important information.  You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn at the SEC's Web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn or Christiana, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary National Penn Bancshares, Inc.	Senior Vice President and Chief Financial Officer Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730

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